SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                               Amendment No. 2
                                     to
                                Schedule 13D

                   Under the Securities Exchange Act of 1934

                              SUFFOLK BANCORP
                             (Name of Issuer)

                      Common Stock, $5.00 par value
                      (Title of Class of Securities)

                                864739107
                             (CUSIP Number)

                             Daniel M. Healy
                        Executive Vice President
                                   and
                        Chief Financial Officer
                     North Fork Bancorporation, Inc.
                            9025 Route 25
                      Mattituck, New York  11952
                           (516) 298-5000

          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)
                                Copy to:

                       William S. Rubenstein, Esq.
                  Skadden, Arps, Slate, Meagher & Flom
                          919 Third Avenue
                     New York, New York  10022
                          (212) 735-2642

                           September 20, 1995
          (Date of Event which Requires Filing of this Statement)

                    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

                    Check the following box if a fee is being paid
          with this statement:  [   ]


          CUSIP No.  864739107

          1.   NAME OF REPORTING PERSON S.S. OR I.R.S.
          IDENTIFICATION NO. OF ABOVE PERSON:

          North Fork Bancorporation, Inc.
          I.R.S. Identification No. 36-3154608

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

          (a)[   ]
          (b)[   ]

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS:

                    OO  (See Item 3)

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

            [   ]

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

          State of New York
          NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
          PERSON WITH

          7.   SOLE VOTING POWER

          6.2%

          8.   SHARED VOTING POWER

           None

          9.   SOLE DISPOSITIVE POWER

          6.2%

          10.  SHARED DISPOSITIVE POWER

          None
          11.   AGGREGATE AMOUNT BENEFICIALLY OWNED
                BY EACH REPORTING PERSON

          228,564

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES:

          [ X ]
          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.2%

          14.  TYPE OF REPORTING PERSON

          CO



                    This Amendment No. 2 amends and supplements the
          Schedule 13D dated as of May 25, 1995, as amended by Amendment No. 1 thereto dated September 12, 1995 (as so amended, the "Schedule 13D"), filed on behalf of North Fork Bancorporation, Inc., a Delaware corporation ("North Fork"). Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the
          Schedule 13D.

                    Item 5 of the Schedule 13D is hereby amended to include the following:

          Item 5.   Interest in Securities of the Issuer.

                    On September 18, 1995, North Fork purchased
          11,000 shares of Company Common Stock at a price of $34.75 per share. On September 20, 1995, North Fork purchased 22,500 shares of Company Common Stock at $34.75 per share. Such purchases were effected through brokerage transactions consummated on the NASDAQ National Market System.

                    By reason of such purchases of Company Common Stock, North Fork has sole voting and dispositive power with respect to 228,564 shares, or approximately 6.2%, of the Company Common Stock reported to be outstanding on August 25, 1995. North Fork expressly disclaims any beneficial ownership of the 11,709 shares of Company
          Common Stock which are owned by North Fork officers and directors, as set forth in Schedule II to the Schedule 13D.

                    Except as set forth above, neither North Fork nor, to the best of North Fork's knowledge, any of the individuals named in Schedule I to the Schedule 13D, has effected any transaction in Company Common Stock during the past 60 days.

          SIGNATURE

                    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Dated: September 21, 1995

                                   NORTH FORK BANCORPORATION, INC.

                                   By:    /s/ Daniel M. Healy

                                   Daniel M. Healy
                                   Executive Vice President and
                                   Chief Financial Officer